- Translated from French –

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 3,044,396
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

NOTICE OF A COMBINED ORDINARY AND EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

ON JUNE 22, 2012

Sent by Mail on May 22, 2012

Ladies and Gentlemen,

You are cordially invited to attend the Combined Ordinary and Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on June 22, 2012 at 11:00 a.m. (French time) at the registered office of the Company, with the following agenda :

Agenda

Resolutions within the competence of the ordinary general shareholders’ meeting

1.	Approval of Statutory Accounts for year ended December 31, 2011.

2.	Allocation of results.

3.	Renewal of Mrs Catherine Bréchignac as Director.

4.	Renewal of Mr. Guillaume Cerutti as Director.

5.	Renewal of Mr. Francis JT Fildes as Director.

6.	Renewal of Ambassador Craig Stapleton as Director.

7.	Renewal of Mr. Elie Vannier as Director.

8.	Renewal of Mr. Stephen H. Willard as Director.

9.	Appointment of Mr. Michael S. Anderson as Director.

10.	Determination of the annual amount of Directors’ attendance fees.

11.	Approval of agreements referred to in article L. 225-38 et seq. of the “Code de commerce”.

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- Translated from French –

Resolutions within the competence of the extraordinary general shareholders’ meeting

12.	Authorization to be granted to the Board of Directors to allocate one million (1,000,000) stock options and taking note of the resulting capital increases.

13.	Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.

14.	Modification of terms and conditions for exercise of warrants issued in 2009.

15.	Modification of terms and conditions for exercise of warrants issued in 2010.

16.	Modification of terms and conditions for exercise of warrants issued in 2011.

17.	Issuance of a total of two million two hundred thousand (2,200,000) stock warrants (“bons de souscriptions d’actions” or “BSAs”) to Eclat Holdings, LLC; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

18.	Issuance of a total of one million one hundred thousand (1,100,000) stock warrants (“bons de souscriptions d’actions” or “BSAs”) to Eclat Holdings, LLC; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

19.	Authorization to be granted to the Board of Directors for increasing the share capital through issuances of shares reserved for the members of a company saving plan established pursuant to Articles L.3332-18 et seq. of the Labour Code.

20.	Powers for formalities.

ON BEHALF OF THE BOARD OF DIRECTORS

IMPORTANT :

IF YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE NOTE THAT SHAREHOLDERS WILL BE ADMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY GENERAL MEETING WITH WHATEVER THE NUMBER OF SHARES THEY HOLD PROVIDED THAT IF THEY ARE OWNER OF REGISTERED SHARES THEIR SHARES HAVE BEEN REGISTERED IN A SHARE ACCOUNT HELD BY THE COMPANY AT LEAST ONE DAY PRIOR TO THE DATE OF THE MEETING.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON JUNE 22, 2012, SHAREHOLDERS WILL BE INVITED TO VOTE AT A MEETING WHICH WILL BE HELD ON JULY 3, 2012 ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE .

Quorum required under French law :

The required quorum for ordinary resolutions is one fifth (20%) of the total outstanding shares. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting.

At this second Meeting, no quorum is required for ordinary resolutions.

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- Translated from French –

The required quorum for extraordinary resolutions is one fourth (25%) of the total outstanding shares with voting rights, upon first call of the shareholders' meeting. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting, which shall not take place earlier than six days after the first meeting, the required quorum is one fifth (20%) of the total outstanding shares with voting rights.

Enclosed documents:

▪	Resolutions submitted to the combined ordinary and extraordinary shareholders' meeting to be held on June 22, 2012;
▪	Management Report by the Board of Directors to the ordinary shareholders’ meeting including notably (Appendix 1) table of the Company's results for the last five financial years;
▪	Report by the Board of Directors to the combined shareholders meeting held on June 22, 2012;
▪	Document and information request form.

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